January 25, 2007



David R. Humphrey
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington DC 20549-3561

                         Re:  A/S Steamship Company Torm
                              Form 20-F for the Year Ended December 31, 2005 Filed June 14, 2006
                              File No. 000-49650
Dear Mr. Humphrey:

On behalf of A/S Steamship Company Torm (the "Company"), we hereby submit the Company's response to your letter of December 29, 2006. For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of that letter and we have repeated in bold the comments set forth in your letter.

In responding to your comments, we acknowledge that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o The Staff's comments or changes in response to Staff comments do not foreclose the Commission from taking any action with regard to the filing; and
o The Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 20-F for the year ended December 31, 2005.
-----------------------------------------------

Financial Statements
--------------------

Consolidated Statements of Operations
-------------------------------------

1. We note your presentation of Time Charter Equivalent Revenues on the face of the consolidated statements of operations. We believe it is inappropriate to reflect port expenses, bunkers and commissions (i.e. voyage expenses) as an offset to revenues on the face of the Company's consolidated statements of operations as this practice is not in accordance with Regulation S-X. In this regard, we believe there is no justification for classifying voyage expenses differently than other ship operating expenses, such as vessel expenses and time and bareboat charter hire expenses, which are included in ship operating expenses in your financial statements. Please revise your financial statements to reflect revenues on a gross basis and to clarify voyage expenses as a component of ship operating expenses. Please note that we will not object to management's use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company's segments, or for the purposes of the Company's MD&A discussion, if this measure is used by management in evaluating the Company's operating performance. In this regard, we suggest the presentation of the daily amounts, with footnote disclosure of how such amounts are computed.

     In response to the Staff's comment we note the following:

     (a) The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements for Danish listed companies' financial reporting. Consequently, we believe that the requirements of IFRS would govern the presentation of the Company's financial statements and respectfully submit that the guidance in Regulation S-X is not applicable to the Company in this context.

     (b) We believe that in the consolidated income statement time charter equivalent earnings are merely presented as a subtotal of net revenues and port expenses, bunkers and commissions (i.e. voyage expenses). IFRS requires companies to include subtotals relevant to an understanding of the Company's performance. Paragraph 83 of International Accounting Standards 1 (IAS 1) "Presentation of Financial Statements" dealing with the presentation of the income statement states as follows:

          "Additional line items, headings and subtotals shall be presented on the face of the income statement when such presentation is relevant to an understanding of the entity's financial performance."

          Paragraph 84 of IAS 1 states in part as under:

          "Because the effects of an entity's various activities, transactions and other events differ in frequency, potential for gain or loss and predictability, disclosing the components of financial performance assists in an understanding of the financial performance achieved and in making projections of future results. Additional line items are included on the face of the income statement, and the descriptions used and the ordering of items are amended when this is necessary to explain the elements of financial performance. Factors to be considered include materiality and the nature and function of the components of income and expenses. For example, financial institution may amend the descriptions to provide information that is relevant to the operations of a financial institution................................"

     (c) The Company's net revenue is primarily derived through time charters and voyage charters. In the markets in which the Company operates, the time charter equivalent (TCE) rates, defined as net revenue less voyage expenses divided by the number of available earning days (days available for service) is used to compare freight rates. Under time charter contracts the charterer pays for the voyage expenses, whereas the shipowner pays for the voyage expenses under voyage charter contracts. A charterer basically has the choice of entering into either a time charter (which may be a one-trip time charter) or a voyage charter and the shipowner is substantially indifferent to the charterer's choice, because the Company will bases its economic decisions primarily upon the expected TCE rates rather than on expected net revenues.

          Whereas net revenues and voyage expenses may increase or decrease year on year solely due to changes in the type of charter entered, time charter equivalent earnings is a consistent measure of earnings from the vessels thereby making inter-period comparisons possible.

          Furthermore, the presentation of a subtotal for "Time charter equivalent earnings" is in accordance with the suggested format of the Danish Society of Financial Analysts prepared to assist investors to understand the performance of shipping companies. The format is provided in "Recommendations and Financial ratios 2005" published jointly by the Danish Society of Financial Analysts and The Norwegian Society of Financial Analysts. The Danish Society of Financial Analysts and The Norwegian Society of Financial Analysts are independent associations which provide guidance to listed companies on financial statement information relevant for investor purposes, including definitions of a wide range of profitability, operational, solvency and investor key ratios.

          For these reasons, the Company considers the subtotal "Time charter equivalent earnings" to be a relevant and important measure of the Company's financial performance.

     (d) The Company agrees with the Staff that it is relevant to provide daily time charter equivalent earnings in the MD&A and will therefore continue to do so.

2. In addition, we believe it is inappropriate to use the label "Gross profit" or the parenthetical caption of "Net earnings from shipping activities", as your charter hire and operating expenses should not be differentiated from other expenses such as administrative expenses and depreciation and impairment losses. As such, please remove this subtotal.

     In response to the Staff's comment the Company notes the following:

     (a) We refer to section 1(a) and our comments concerning paragraphs 83 and 84 in IAS 1 in section 1(b) above.

     (b) The presentation of the subtotal "Gross profit" on the face of the income statement is in accordance with Danish GAAP as defined by the Danish Financial Statements Act. Although Danish companies applying IFRS to financial reporting are not required to follow the provisions of the Danish Financial Statements Act, the Act is commonly used as a reference on presentation issues where only limited guidance is provided by IFRS.

          Furthermore, the presentation of a subtotal for "Gross profit" is in accordance with the suggested format of the Danish Society of Financial Analysts prepared to assist investors to understand the performance of shipping companies. The gross profit for shipping companies is defined by the Danish Society of Financial Analysts as net revenues less voyage specific costs, charter hire and vessel operating costs, but excluding depreciation and profit on sale of vessels.

          We therefore consider the subtotal "Gross profit" to be a relevant measure of the Company's financial performance.

Note 2 - Accounting policies
----------------------------
Key Accounting Policies
-----------------------
Participation in pools
----------------------

3. Based upon your disclosure in item 4, it would appear that you have a 50% ownership interest in the LR2 pool, and that you act as pool manager. As such, please explain why this entity is accounted for using proportionate consolidation and not as a wholly owned, consolidated subsidiary under the guidance in paragraph 12 of IAS 31.

     In response to the Staff's comment we note the following:

     (a) The Company does not have a 50% ownership interest in the LR2 pool. The LR2 pool exists under a contractual arrangement between the five pool participants establishing joint control over the pool activities. The LR2 pool is a jointly controlled operation and is accounted for under the guidance of paragraph 15 of IAS 31 as stated in the Company's accounting policies:

          " TORM generates its revenue from shipping activities, which to a large extent are conducted through pools. Total pool revenue is generated from each vessel participating in the pools in which the Group participates and is based on either voyage or time charter parties. The pool measures net revenues based on the contractual rates and the duration of each voyage, and net revenue is recognized upon delivery of service in accordance with the terms and conditions of the charter parties.

          The pools are regarded as jointly controlled operations, and the Group's share of the income statement and balance sheet in the respective pools is accounted for by recognizing a proportional share, based on participation in the pool, combining items of uniform nature. The Group's share of the revenues in the pools is primarily dependent on the number of days the Group's vessels have been available for the pools in relation to the total available pool earning days during the period."

     (b) LR2 Management K/S acts as pool manager for the LR2 pool and receives a chartering commission from the LR2 pool to cover the expenses associated with this role. The Company owns a 50% interest in LR2 Management. K/S. Maersk Tankers, one of the pool participants, owns the other 50% interest in that entity. LR2 Management K/S is managed jointly by the Company and Maersk Tankers and is accounted for using proportionate consolidation under the guidance of paragraph 30 of IAS 31.

     (c) LR2 Management K/S carries out the daily commercial management of the LR2 pool's vessels, offering the vessels to the market, making sure that the officers on board the vessels are adequately informed about destinations, bunkering and handling of port calls. In Item 4b of its Form 20-F the Company states the following about the division of responsibilities between the pool manager, the pool board and the pool participants:

          "The manager of each pool has the responsibility for the commercial management of the participating vessels, including the marketing, chartering, operation and bunker (fuel oil) purchase of the vessels. Each pool is administered by a pool board, which is comprised of representatives of each pool participant. The pool boards set the pools' policies and issue directives to the pool managers. The pool participants remain responsible for all other costs including the financing, insurance, manning and technical management of their vessels."

          Accordingly, LR2 Management K/S in its capacity as pool manager does not have the power to govern the financial and operating policies of the LR2 pool.

Drydocking Costs
----------------

4. Please refer to your explanation of dividing drydocking costs and the remaining cost of the vessel for newbuildings and second-hand vessels. In this regard, clarify whether you are allocating a portion of the actual vessel cost to drydocking or increasing the cost of the vessel with an estimate of the drydocking cost in excess of the actual purchase price. Additionally please tell us your reason for recognizing a portion of the cost of acquiring a vessel as drydocking cost when you have not yet incurred any drydocking cost with respect to that vessel.

     In response to the Staff's comment we note the following:

     (a) In respect of newbuildings and second-hand vessels, the Company allocates a portion of the actual vessel cost to drydocking. The Company does not increase the cost of the vessel with an estimate of the drydocking costs in excess of the actual purchase price.

     (b) When the Company acquires a vessel it makes plans for the vessel's next drydocking based on the condition of the vessel. There are certain components of the vessel that will be replaced or refurbished at the next drydocking. These components have an economic life that is usually three years or less at the time of acquisition compared to the 25-year economic life of a newbuilding. Consequently, the cost of these components is separated from the cost of the vessel and depreciated separately until the next scheduled drydocking, pursuant to the guidance of paragraphs 13 and 14 of IAS 16.

     (c) In future filings the Company will revise the description of accounting policies regarding the treatment of drydocking costs upon acquisition of a vessel to clarify that the Company allocates a portion of the actual vessel cost to the components expected to be replaced or refurbished at the next drydocking as follows:

          "A portion of the cost of acquiring a new vessel is allocated to the components expected to be replaced or refurbished at the next drydocking. The two elements are recognized and depreciated separately. For newbuildings, the initial drydocking asset is segregated and capitalized separately. The cost of such asset is estimated based on the expected costs related to the first-coming drydocking, which is again based on experience and past history of similar vessels. For second-hand vessels, a drydocking asset is also segregated and capitalized separately taking into account, however, the normal docking intervals in TORM."

Please feel free to contact the undersigned at (212) 574-1223 with any questions or comments.


Very truly yours,

SEWARD & KISSEL LLP


By:  /s/ Gary J. Wolfe
     -------------------------------------------
Gary J. Wolfe


cc:  Kristin Shifflett
     Juan Migone
     Lyn Shenk

SK 03810 0001 741982